UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41679

U Power Limited

18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry Into Material Definitive Agreements

On April 7, 2026, U Power Limited, an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into subscription agreements (the “Subscription Agreements”) with seven purchasers (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Purchasers agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchasers, an aggregate of 2,900,000 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”), at a purchase price of $1.10 per share, for an aggregate purchase price of $3,190,000. The Purchasers represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person.

The closing of the foregoing transactions contemplated will take place on April 7, 2026 or such other date the Company and the Purchasers may agree upon in writing. The entry into the Subscription Agreements and the transaction contemplated thereby have been approved by the Company’s board of directors.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Subscription Agreements, a form of which is attached hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: April 7, 2026	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement

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